UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Completion of Israeli Series C Debenture Offering

On March 28, 2019, Formula Systems (1985) Ltd. (“Formula” or the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report with respect to its new series of debentures— the Series C Debentures— that it offered in Israel, and on April 1, 2019, Formula reported the conclusion and results of the institutional and public bid processes for that debenture offering (the “Offering”).

Formula effected the Offering pursuant to the foregoing shelf offering report and in accordance with Formula’s shelf prospectus filed with the ISA and TASE on March 25, 2019. The new Series C Debentures offered by Formula in the Offering are secured by liens on the shares of the Company’s subsidiaries and affiliate held by the Company and will be listed for trading only on the TASE.

In accordance with customary Israeli practice and the Israeli Securities Law and regulations, the Offering was conducted via a two stage bidding process in which institutional investors and public investors submitted bids as to the most favorable terms that they were willing to provide to the Company.

Based on the results of both sets of bids, the Company issued and sold a total amount of 300,000,000 New Israeli Shekels (“NIS”) par value of the Series C Debentures in the Offering, in units of debentures comprised of NIS 1,000 par value each, at a price of NIS 1,000 per unit. Each Series C Debenture unit bears interest at a fixed annual rate equal to 2.29%, which interest will be paid out on a semi-annual basis. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

The immediate gross proceeds expected to be received by the Company from the issuance of the Series C Debentures is NIS 298.5 million, in the aggregate. The Company intends to use the proceeds from the Offering for general corporate purposes, which may include refinancing outstanding debt, financing its operating and investment activities, financing further investments in its subsidiaries or affiliate company, future acquisitions (if any), and dividend distributions (if permitted under Israeli law and under the indentures for its outstanding debenture series, including the Series C Debentures), subject in each case to the discretion of Formula’s board of directors from time to time.

The public offering of the Series C Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series C Debentures will not be registered under the Securities Act, and such debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 1, 2019	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer